UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number 000-16299

(Check One):  |_|  Form 10-K  |_|  Form 20-F  |_|  Form 11-K  |X|  Form 10-Q
              |_|  Form 10-D  |_|  Form N-SAR |_|  Form N-CSR


              FOR Period Ended: March 31, 2009

              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I  --  REGISTRANT INFORMATION

Full Name of Registrant: ANTs software inc.

Former Name if Applicable: not applicable

Address of Principal Executive Offices (Street and Number): 2040 Briggs Road, Suite B4, Mount Laurel, New Jersey, 08054


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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              |
              |(a)  The reason  described  in  reasonable  detail in Part III of
              |     this  form  could  not be  eliminated  without  unreasonable
              |     effort or expense
              |
              |(b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or | Form N-CSR, or portion thereof, will be filed on or before
        |X| | the 15th calendar day following the prescribed due date; or | the subject quarterly report or transition report on Form | 10-Q or 10-QSB, or subject distribution report on Form 10-D, | or portion thereof, will be filed on or before the fifth
              |     calendar day following the prescribed due date; and
              |
              |(c)   The accountant's statement or other exhibit required by
              |      Rule 12b-25(c) has been attached if applicable.
              |
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

PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company engaged a new independent registered public accounting firm and the Company and the accounting firm reexamined the accounting and financial reporting relating to the Company's debt financing in 2007 and the debt modification and business combination with Inventa Technologies, Inc. which occurred during the second quarter of 2008. The Company required additional time to complete its Annual Report on Form 10-K for the year ended December 31, 2008, which has caused delays in preparing and finalizing the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Joseph Kozak              856                          914-5200
       (Name)              (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

     The Company was late in filing its Annual Report on Form 10-K for the year ended December 31, 2008 due to the same change in accounting firms.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               ANTs software inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 11, 2009               ANTs software inc.

                                           /s/ Joseph Kozak
                                           -------------------------------------
                                    By:    Joseph Kozak
                                           Chairman and Chief Executive Officer